SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Shell plc

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT 1996

NOTIFICATION FORM 1996 ACT Part 1

1.	Name of the person obliged to notify:	Royal Dutch Shell plc

2.	Address:

3.	Postal code:

4.	Residence: Carel van Bylandtlaan 30	Registered office: Shell Centre, London
	2596 HR The Hague	SE1 7NA

5.	Country: The Netherlands	Country: United Kingdom

6.	Statutory name of Act NV: N.V. Koninklijke Nederlandsche Petroleum Maatschappij

7.	Total Capital Interest:	% 91.69 (per 00.01 a.m.)
	- direct actual:	% (A) 91.10
	- direct potential:	% (C)
	- indirect actual:	% (E) 0.59
	- indirect potential:	% (G)

	Total Voting Rights:	% 91.69 (per 00.01 a.m.)
	- direct actual:	% (B) 91.10
	- direct potential:	% (D)
	- indirect actual:	% (F) 0.59
	- indirect potential:	% (H)

8.	Date on which the notification duty arose:	20 July 2005

To the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

20 July 2005	The Hague
(date)	(place_)

Michiel Brandjes	…………..
(Company Secretary)	(signature)

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

The Hague, 20 July 2005
Chief Executive	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)